WOODSIDE

30 August 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchanged on 30 August 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dw 9/9

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 30 AUGUST 2005
10:00AM (WST)

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

Mauritania Offshore Drilling Update

Woodside Mauritania Pty. Ltd., a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activities offshore Mauritania since the last report issued on 23 August 2005.

PSC Area A: Sotto-1 ST1 Exploration Well

The '*Stena Tay*' drill rig acquired wireline logs on Sotto-1 ST1. No significant hydrocarbons were encountered in the well, which was plugged and abandoned. The rig then sailed to the Espadon location.

PSC Area B: Espadon-1 Exploration Well

The Espadon-1 well was spudded by the '*Stena Tay*' drill rig on 29 August 2005 in approximately 1,675 metres of water. The well has a proposed total depth of approximately 3,340 metres. At midnight on 29 August 2005, the 18½ inch diameter top hole was drilling ahead at 2,000 metres.

Chinguetti Development Wells

The '*West Navigator*' drillship continues to perform completion work on the Chinguetti development wells. Woodside does not plan to issue regular announcements regarding operations on the Chinguetti development wells, but will do so if necessary to comply with its continuous disclosure obligations under the ASX Listing Rules.

General

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of planned exploration wells and the Chinguetti Oil Field are shown on the attached map.